As filed with the Securities and Exchange Commission on October 30, 2003 Registration No.



             U.S. Securities and Exchange Commission
                      Washington, D.C. 20549


                           Form 10-SB


       GENERAL  FORM FOR  REGISTRATION  OF  SECURITIES OF
                    SMALL BUSINESS  ISSUERS
Under  Section  12(b)  or (g) of the Securities Exchange Act of 1934


                      BARTRAM HOLDINGS, INC.
          (Name of Small Business Issuer in Its Charter)



Delaware                                               75-3131963
(State or Other Jurisdiction of                     (I.R.S. Employer
Incorporation or Organization)                     Identification No.)



215 West Main Street, Maple Shade, New Jersey               08052
(Address of Principal Executive Offices)                  (Zip Code)

                          (856) 667-0600
                   (Issuer's Telephone Number)


Securities to be registered pursuant to 12(b) of the Act: None

Securities to be registered pursuant to 12(g) of the Act:

                   Common Stock $.001 Par Value
                         (Title of Class)


                               PART I


ITEM 1.  DESCRIPTION OF BUSINESS

General

Bartram Holdings, Inc. ("Bartram", the "Company", or "we") was incorporated on September 28, 2003 in the State of Delaware as a wholly owned subsidiary of Gavella Corp ("Gavella"). On September 30, 2003, Gavella transferred all of the assets and liabilities of its 100% wholly owned subsidiary, Spring Village Holdings, Inc., plus a $350,000 promissory note from SVG Properties, L.P., to Bartram in exchange for 6,500,000 shares of $.001 par value Bartram common stock. Spring Village Holdings, Inc. owns a 31% controlling interest in SVG Properties, L.P., a New Jersey limited partnership (the "Partnership"). The Partnership owns a 124 unit apartment complex. The transfer of Spring Village Holdings, Inc. to Bartram was the result of a decision by Gavella's Board of Directors to separate our investment and consulting business and our real estate business into two separate corporations. The chart below depicts the Company's corporate structure:


                     Bartram Holdings, Inc.
                                |
                           owns 100% of
                                |
                  Spring Village Holdings, Inc.
                                |
                           owns 31% of
                                |
                       SVG Properties, L.P.

The Gavella Board of Directors has also authorized that Gavella will distribute to its shareholders one share of Bartram common stock for each share of Gavella common stock owned by the shareholders of record as of a date to be determined by Gavella's Board of Directors. It is anticipated that Gavella will retain approximately 12% of the Bartram shares after the share distribution.

The only assets to be acquired by Bartram is Gavella's wholly owned real estate subsidiary, Spring Village Holdings, Inc. ("Spring Village"), plus a promissory note for $350,000 from SVG Properties, L.P. The following discussion of the business of the Company includes the business of Spring Village Holdings, Inc.

The Company is currently engaged in one line of business; owning and operating income producing real estate.

The consolidated financial statements include the accounts of Bartram Holdings, Inc. and its wholly owned subsidiary, Spring Village Holdings, Inc. Spring Village Holdings, Inc. is the sole general partner of SVG Properties, L.P. and completely controls the partnership. Accordingly, the accounts of Spring Village Holdings, Inc. include its 31% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments). All significant intercompany transactions and accounts have been eliminated.

 For financial reporting purposes, the assets, liabilities, results of operations and cash flows of the partnership are included in the Company's consolidated financial statements. The outside investors' limited partnership interests have been reflected as minority interests.


Our Business

We are in the business of owning and renting income producing real estate, primarily residential dwelling units to individuals. Our wholly owned subsidiary, Spring Village Holdings, Inc., owns a 4.5% general partnership interest and a 26.5% limited partnership interest (31% total) in SVG Properties, L.P., a New Jersey Limited Partnership. Spring Village Holdings, Inc. is the sole general partner and completely controls SVG Properties, L.P. SVG Properties, L.P. is a limited partnership organized under the laws of the State of New Jersey on May 12, 1987. In 1987 the Partnership acquired the Mill Spring Apartments (subsequently renamed the Spring Village Apartments). At the time of the acquisition the property was severely in need of rehabilitation. We have renovated the property, and we believe it is now in good condition.

We have had a history of losses and as of December 31, 2002 reported an accumulated deficit of $386,603. We did not generate a positive cash flow from operations in the last two fiscal years, due to unanticipated rising costs and one time charges. In 2002 and 2001, we had a negative cash flow from operations of $53,116 and $85,540, respectively. We anticipate a $30,000 negative cash flow from operations in the fiscal year 2003. We estimate that we will need approximately $150,000 to fund anticipated capital improvements and $52,676 for scheduled mortgage principal payments due in 2003. Our cash requirements for the past three years have been funded by capital contributions from Gavella Corp. and with loans from affiliates. We expect to refinance our mortgage debt before year end. Thereafter, we expect to generate sufficient cash flow from our operations to fund all of our cash requirements, including ongoing capital improvements and all scheduled debt reductions. There can be no assurance that we will be successful in our efforts to generate sufficient cash flow or to raise capital to meet our scheduled debt service or other cash requirements.

We hope to acquire additional single family or multi-family residential properties in the foreseeable future. However, we do not currently have any specific plans for acquisitions, and no potential acquisitions are currently under review. We are currently focused on using our cash flow from operations, if any, to reduce debt, with the remainder, if any, being reinvested in our existing property.

We plan to seek new capital to reduce total debt and to seek strategic acquisitions to enhance shareholder value.

Investment Policies

We intend to acquire additional single family and multi-family residential properties in the future. The target price per apartment unit is $30,000 and the geographic area shall be Eastern Pennsylvania, Delaware, and Southern New Jersey. There is no assurance that properties meeting such criteria can be acquired by the Company or that such acquisitions will be profitable. Also, we may make investments in properties which do not meet the above criteria upon what we believe to be favorable investment opportunities, such as purchasing properties that are distressed, at sheriff sales and/or tax sales, and the like. We do not have a fixed time frame for the acquisition of additional properties, but we review potential acquisitions on an ongoing basis. We do not currently have any specific plans for acquisitions, and no potential acquisitions are currently under review. We are currently focused on using our cash flow from operations, if any, to reduce debt, with the remainder being reinvested in our existing property.

We manage our properties utilizing our own personnel who are employed either directly or as subcontractors.

We intend to finance our future acquisitions, if any, through the use of our own equity and initial acquisition debt up to 100% of the cost of the property, including anticipated improvements. We have placed no limits on the number or amount of mortgages which may be placed on each property. It is our stated long term goal to reduce overall debt to no greater than 80% of the market value of our real estate holdings.

Our policy is to acquire assets for income, with capital appreciation being anticipated, but secondary to current income.

We have set no limit as to the percentage of our assets which may be invested in any particular property. We may invest in mortgages or other debt securities, including real estate tax liens, and we have set no restrictions on such investments except that such debt securities or liens shall be secured by residential real estate or unimproved acreage. We do not intend to originate or warehouse mortgages, for purposes of sale or servicing.

We may invest in direct or indirect interests in residential real estate and unimproved land, including fee simple ownership, general or limited partnership interests, listed or not listed common or preferred stock in real estate companies or REITS which invest in residential real estate. There are no restrictions on such investments, except that we will not invest in a transaction or a series of transactions which will require registration as an Investment Company under the Investment Company Act of 1940.

At the discretion of our Board of Directors, we may change the above outlined investment objectives and criteria or the policies listed below as we deem appropriate and in our best interests.

In order to carry out our investment policies outlined above, our officers, with the approval of our directors, and without a vote of security holders except when required by state or federal statutes, may:

     1.   Issue senior securities
     2.   Borrow money
     3.   Make loans to other persons
     4.   Invest in securities of other issuers
     5.   Underwrite securities of other issuers
     6.   Engage in the purchase and sale of real estate investments
     7.   Offer our securities in exchange for property
     8.   Repurchase or reacquire our shares or other securities

During the past three years, we have not engaged in any of the above listed activities other than the borrowing of approximately $230,000 for equipment, building improvements and repayment of other debt. Though our officers are authorized to do so, it is unlikely that we will engage in any of the above activities in the foreseeable future other than borrowing money in the ordinary course of business.

We will provide directly to our security holders an annual report and proxy statement substantially in the form of a Form 10-KSB filed with the Securities and Exchange Commission. The financial statements in the annual report will be certified by independent public accountants. We shall also keep the security holders informed about major developments, either by directly mailing a report to the security holder or through a public press release supported by a Form 8-K, a quarterly report or other filing with the Securities and Exchange Commission.

Industry Overview

Our primary focus is to own and operate apartment complexes. The industry is dominated by numerous small operators. There are several large apartment operators in the area, including the Korman Organization, which operates a 1,500+ unit apartment complex, International City, which competes with our existing complex. We believe the industry is highly competitive.

Apartment complexes in the area similar to the one we own have the following profiles:

                                   Company   Company
Rents per month               Typical          12/31/02      12/31/01

Studio                        $395 - $555       $475           $450
One bedroom                   $550 - $750       $595           $575
Two bedroom                   $650 - $900       $695           $670

Annual rent increase 2002        3% - 5%       3% - 5%        3% - 5%

Average occupancy 2002          92  - 97%     93% - 96%      93% - 96%

The information contained in the above table was derived from the following sources:

       1)   The Philadelphia Apartment Research Report
              By:  Marcus & Millichap, January 2002

       2)   The Philadelphia Inquirer, December 2002

       3)   The Philadelphia Apartment Research Report
              By:  Marcus & Millichap, July 2003

We believe that in general, the market for apartments is stable and that our units at current rental rates are in line with competitive complexes in the area. However, over the past two years, we have been operating in a very difficult climate. Creditworthy tenants and prospective tenants have been purchasing homes, increasing our turnover and reducing the pool of creditworthy tenants. We attribute this to very low interest rates and a
very favorable mortgage market.   A weak economy, along with the related
layoffs, have further exacerbated the problem. We experienced lower than normal occupancy during the first six months of 2003. We have increased our advertising and marketing budget to increase our occupancy. By the end of September, 2003, our occupancy had improved and we were 98% occupied. We expect improved operating results going forward. We are, however, very much affected by the overall health of the economy and job market, and accordingly cannot give any assurance that our operating performance will not be adversely affected.

Because it costs more to build a new apartment unit than to acquire an existing unit and due to lack of suitable construction sites in the area, competition is limited to existing apartment complexes and should be manageable.

Employees

In addition to Harry J. Santoro, the President and Treasurer, and Stephen M. Robinson, the Vice President and Secretary, we employ five other people on a regular basis who manage and maintain the apartment complex and perform administrative functions.

Facilities

We currently maintain our principal executive offices in approximately 500 square feet of leased office space at 215 West Main Street, Maple Shade, New Jersey, 08052. Monthly rent under a month to month lease is $800. The building is owned by Harry J. Santoro, our President; however, we believe the terms of the lease are at least as favorable as terms available from non-affiliated third parties.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

We intend to target our marketing and business activity to renting apartment units to moderate income people who are not in a position to acquire a home. Based on our own experience over the past five years and a review of market analysis reports published by others, we believe there will continue to be a need in the marketplace for moderately priced, well-maintained apartment rental units. This should provide a stable rental income base and allow for future revenue growth through modest rental increases near the rate of inflation. However, over the past two years, we have been operating in a very difficult climate.

Creditworthy tenants and prospective tenants have been purchasing homes, increasing our turnover and reducing the pool of creditworthy tenants. We attribute this to very low interest rates and a very favorable mortgage
market.   A weak economy, along with the related layoffs, have further exacerbated the problem. We experienced lower than normal occupancy for the first six months of 2003. We increased our advertising and marketing budget to increase our occupancy. By the end of September, 2003, our occupancy had improved and we were 98% occupied. We expect improved operating results going forward. We are, however, very much affected by the overall health of the economy and job market, and accordingly cannot give any assurance that our operating performance will not be adversely affected.

Our long range plan is to reduce debt to around eighty percent of a property's value. To accomplish this, we plan to raise additional capital through the sale of our securities in the future. We also hope that our property will increase in value over time, thereby reducing our debt to property value ratios.

We advertise our apartment units in local newspapers, by direct mail and through promotional programs designed to maintain occupancy at or above 95%.

Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-SB.

2002 Compared To 2001

We reported total revenues of $876,609 in 2002, compared to $856,157 in 2001, an increase of $20,452, or 2.3%. Several factors accounted for this increase. Occupancy decreased slightly in 2002. The small decrease in occupancy was more than offset by increases in unit rents and tenant fees.
We have historically been able to increase our rents on a regular basis. We believe this is a result of inflation, and along with the fact that we believe our units are competitively priced in a market that has a limited supply of affordable units.

Total operating expenses decreased by $5,311, to $725,991. Administrative expenses decreased by $2,886 to $244,461. In 2001, there was an increase in administrative expenses related to the operations of the apartment complex. We were able to reduce these costs in 2002. Utilities expenses decreased from $121,407 in 2001 to $118,307 in 2002 due primarily to a decrease in the price of gas in 2002, which was partially offset by a sewer tax increase. Operating and maintenance expenses declined from $105,176 in 2001 to $92,853 in 2002. Decreases in the use of subcontracts caused the decline. Taxes and insurance increased by $2,948. Depreciation and amortization increased by $10,050 to $132,583 as a result of recent capital improvements being depreciated.

Operating income increased by $25,763, from $124,855 in 2001 to $150,618 in 2002. The increase in revenues, along with a small decrease in operating expenses, as discussed above, accounted for the improvement.

Interest income decreased by $640 from $1,655 in 2001 to $1,015 in 2002, due to lower interest rates. Interest expense decreased from $305,033 in 2001 to $302,028 in 2002.

During the second quarter ended June 30, 2001, we were notified by the township that the township had under billed for sewer taxes in prior years, and assessed a sewer tax of $64,984. This is a one time assessment, and is reflected as an other expense for the year ended December 31, 2001.

Net loss decreased from $243,507 in 2001 to $150,395 in 2002. We reported a basic net loss of ($.02) per share in 2002, compared to a basic net loss of ($.04) per share in 2001.

2001 Compared to 2000

We reported total revenues of $856,157 in 2001, compared to $838,898 in 2000, an increase of $17,259, or 2.1%. Several factors accounted for this increase. Occupancy decreased from 95.5% in 2000 to approximately 95% in 2001. The small decrease in occupancy was more than offset by increases in unit rents and tenant fees. We believe this was the result of increased advertising, and reflects overall improvement in the desirability of our apartments resulting from increased spending in prior years on previously deferred maintenance.

Total operating expenses increased by $107,007 to $731,302. Administrative expenses increased by $78,701 to $247,347. In 2001, there was an increase in administrative expenses related to the operations of the apartment complex, particularly bad debts. There was also a significant increase in public company corporate overhead. Utilities expenses increased from $85,075 in 2000 to $121,407 in 2001 due primarily to an unusually mild winter in 2000, a 50% increase in the price of gas in 2001, and a sewer tax increase.
Operating and maintenance expenses declined from $122,912 in 2000 to $105,176 in 2001. Decreases in material costs and subcontracts caused the decline. Taxes and insurance increased by $8,879. Depreciation and amortization increased by $831 to $122,533 as a result of recent capital improvements being depreciated.

Operating income decreased by $95,748, from $220,603 in 2000 to $124,855 in 2001. The increase in revenues was offset by a much larger increase in operating expenses, as discussed above.

 Interest income decreased by $1,128 from $2,783 in 2000 to $1,655 in 2001, due to lower interest rates. Interest expense decreased from $306,235 in 2000 to $305,033 in 2001.

During the second quarter ended June 30, 2001, we were notified by the township that the township had under billed for sewer taxes in prior years, and assessed a sewer tax of $64,984. This is a one time assessment, and is reflected as an other expense for the year ended December 31, 2001.

Net loss increased from $88,849 in 2000 to $243,507 in 2001. The Company reported a basic net loss of ($.04) per share in 2001, compared to a basic net loss of ($.01) per share in 2000.

The Company is taxed as a C-corporation for federal and state income tax purposes. As such, the Company will pay taxes on its net income as defined by the Internal Revenue Code. No tax attributes of the Company flow through to the shareholders except for the regular taxation of dividends paid, if any.

Six Months Ended June 30, 2003 Compared to June 30, 2002

We reported total revenues of $441,084 and $457,649 in 2003 and 2002, respectively, a decrease of $16,565 or 3.6%. Occupancy was approximately 93% and 96%, respectively. A small increase (approximately 3%) in the average unit rental rate was not enough to offset a significant decrease in occupancy. We had unusually high vacancy in the first quarter of 2003. Certain management and operating policy changes were implemented in the second quarter; as a result, our occupancy improved considerably in the second quarter. By June our occupancy was 99%, considerably better than our
historical averages.   We expect to be able to maintain occupancy at 95% or
higher for the remainder of the year.

Total operating expenses increased from $375,049 in 2002 to $427,999 in 2003, an increase of $52,950 or 14.1%.

Administrative expenses increased to $134,374 in 2003 from $129,894 in 2002. The increase in administrative expenses arose from increases in bad debts and advertising expenses. Utilities increased by $10,367 as a result of a significant increase in gas heating costs and rising water and sewer costs. We expect these costs to continue to rise. Operating and maintenance expense increased from $42,261 in 2002 to $69,924 in 2003, primarily due to severe and numerous winter snowstorms which increased our labor and snow removal costs well above historical averages and higher unit turnover. Taxes and insurance increased by $4,440, from $73,879 in 2002 to $78,319 in 2003, primarily due to increases in real estate taxes. Depreciation increased by $6,000 to $68,893 in 2003, as a result of recent capital improvements being depreciated.

Operating income decreased from $82,600 in 2002 to $13,085 in 2003, primarily due to the decrease in revenue and higher than normal vacancy and the increases in total expenses discussed above.

Now that the unusually severe weather is over, we are expecting our operating results to slowly improve over the next few quarters.

 Net interest expense decreased by $58 from $150,430 in 2002 to $150,372 in 2003. We are in the process of refinancing our mortgage debt to take advantage of today's lower interest rates.

Net loss increased from ($67,830) in 2002 to ($137,287) in 2003. Basic net loss per share increased from ($.01) in 2002 to ($.02) in 2003.


Liquidity and Capital Resources

Our liquidity improved slightly in 2002, primarily due to capital contributed.

At December 31, 2001, we had a working capital deficit of $41,924 including cash held in escrow for anticipated future expenses. At December 31, 2002, the Company had a working capital deficit of $19,190.

On December 31, 2000, we had $84,492 in cash. During the year ending December 31, 2001, we received $128,000 in net proceeds from notes payable and $74,250 from contributed capital. Operations used $85,540. We used $23,509 to purchase property and equipment, reduced mortgage indebtedness by $41,136, and made $53,000 in payments on notes payable. The net decrease in cash for the year was $935. We had $83,557 in cash on December 31, 2001, exclusive of $59,241 cash held in escrow accounts.

On December 31, 2001, we had $83,557 in cash. During the year ending December 31, 2002, the Company realized $60,000 in net proceeds from notes payable, and $111,500 in contributed capital. Operations used $53,116. We used $44,669 to repay mortgage notes payable, and $29,500 to repay notes payable. We used $46,948 to purchase property and equipment. The net decrease in cash for the year was $2,733. We had $80,824 in cash on December 31, 2002, exclusive of $44,493 cash held in escrow accounts.

We anticipate that we will continue to require outside sources of financing to meet our short term and long term liquidity needs, such as scheduled debt repayments, capital improvements and deficits from operations, if any. Though we are projecting breakeven cash flow from our apartment operations during fiscal 2003, we will need $30,000 to cover our public company overhead. Additionally, we anticipate that we shall need $150,000 to fund capital improvements and $52,676 for scheduled debt reductions.

Our balance sheet is highly leveraged. As discussed previously in this Form 10-SB, we plan to reduce this leverage through the current and future equity
offerings as well as by funds generated from operations.   We plan to
refinance our first and second mortgage. We increased our capital budget for 2003 by $100,000 to prepare the property for refinancing. We currently have a commitment for a new $4,000,000 first mortgage from a reputable lender.
The proposed terms and use of proceeds are summarized below:

            Loan Amount         $4,000,000
            Rate                4.875%
            Term                7 years with a 30 year amortization

 We estimate that the proceeds will be used as follows:


Pay off first mortgage       $2,340,000    (interest rate 7.78%
Pay off second mortgage        $850,000    (interest rate 9.28%)
Pay off other debt             $150,000    (interest rate 12%)
Financing costs                 $80,000
Prepayment penalties           $400,000
                             ----------
                             $3,820,000
General corporate purposes     $180,000
                             ----------
Total use of proceeds        $4,000,000


Though we will incur costs of approximately $480,000, including prepayment penalties, we expect to save over $600,000 in interest expense over the 7 year loan term. The new loan will also reduce our debt service costs by approximately $75,000 per year. We expect to complete the refinancing in the fourth quarter 2003.

We believe we can support operations and planned capital expenditures for at least twelve months. Thereafter, our continued success will be dependant upon our ability to maintain occupancy at 93% or above and to keep costs under control.

In the event that our plans change or our assumptions change or prove to be inaccurate, we may be required to seek additional financing sooner than currently anticipated. We have not identified any potential sources of debt or equity financing, other than the refinancing discussed above, and there can be no assurance that we will be able to obtain additional financing if and when needed or that, if available, financing will be on terms acceptable to us. We project sufficient net cash flow from operations in 2004 to cover all of our debt service requirements and anticipated capital improvements. There can be no assurance that we will be successful in our efforts to generate sufficient cash flow from operations to do so.

Planned Capital Expenditures

                                          2003            2004
Replace appliances and equipment        $ 36,000       $ 36,000
Building renovations                     100,000         10,000
Grounds, landscaping, other               14,000          4,000
                                        --------       --------
Total                                   $150,000       $ 50,000

Some of the above capital expenditures are funded on an ongoing basis by scheduled additions to and withdrawals from escrow accounts held by the first mortgage holder.

 Forward Looking Statements

We are making this statement in order to satisfy the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995.


The foregoing discussion includes forward-looking statements relating to our business. Forward-looking statements contained herein or in other statements made by us are made based on management's expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by forward-looking statements. We believe that the following factors, among others, could affect our future performance and cause our actual results to differ materially from those expressed in or implied by forward-looking statements made by us or on our behalf: (a) the effect of changes in interest rates; (b) the rental rate and demand for apartment rental units; (c) fluctuations in the costs to operate the properties owned by us; (d) uninsurable risks; (e) general economic conditions; and (f) acts of terror. Before investing in our securities, investors should consider the following risks:

1. Recent Organization. Bartram Holdings, Inc. was incorporated on September 29, 2003, and has had no operating history of revenues, except for the operating history for the corporate subsidiaries acquired from Gavella. We will be subject to all of the risks inherent in a new business and there can be no assumptions or assurances that our operations will be successful. Prospective investors may sustain a loss of part or all of their investment.

2. Significant Capital Requirements and a Need for Additional Financing. We have an immediate need for cash in order to finance operations. Although we believe that we have sufficient cash on hand to conduct our operations for at least one year, our continued operations thereafter will depend upon the availability of cash flow, if any, from our operations, or our ability to raise additional funds through equity or debt financing. There is no assurance that we will be able to obtain additional funding if it is needed, or that such funding, if available, will be obtainable on terms acceptable to us. If our operations do not produce the necessary cash flow, or if we cannot obtain funds when we need them, we may be forced to reduce or cease our activities with consequent loss to investors. In addition, should we incur significant unforeseen expenses or delays, we may not be able to accomplish our goals. We have no current arrangements with respect to, or sources of, additional financing other than the refinancing discussed in the "Liquidity and Capital Resources" section of Item 2. There can be no assurance that additional financing will be available to us on commercially reasonable terms, if at all. Any inability to obtain additional financing if and when needed could have a material adverse effect on us, including possibly requiring us to significantly curtail or cease our operations.

3. Risks of Real Estate Investments. Investments in real estate are subject to certain risks which may cause fluctuations in occupancy rates, rent schedules and operating expenses or which may render the sale or financing of properties difficult or unattractive. Numerous factors may affect the operation of the property, including, ,but not limited to, the following: changes in the overall economic condition of the area or of the country; adverse changes in interest rates and availability of mortgage funds; unforeseen increases in expenses; changes in governmental rules and regulations; obsolescence of the building; lack of attractiveness of the property to tenants or prospective purchasers; changes in zoning laws; changes in real property tax rates; shortages or increased costs of fuel, gas, oil or other utilities, and other similar risks. The cost of operating a property may exceed its gross rental income, particularly since certain expenses such as property taxes, utility costs, maintenance costs and insurance tend to increase. In addition, in order to continue to operate a property, it may be necessary to remove or mitigate certain environmental risks, including but not limited to asbestos, radon, lead paint or toxic mold. We are not aware of any such environmental risks, but they may exist. As a result, there can be no assurance of profitable operations.

4. Uninsured Losses. We have obtained comprehensive insurance on the property, including fire and extended coverage, personal injury liability, and the like. Our policies exclude coverage for acts of war and toxic mold. There can be no assurance that we will not sustain a loss which is not covered by insurance or a loss in excess of the amounts of insurance we maintain.

5. Dependence Upon Key People. Our success will be largely dependent upon the personal efforts of Harry J. Santoro, our President and Stephen M. Robinson, our Vice President and Secretary. The loss or inability of either of them to perform his duties may have a serious adverse effect upon our activities.

6. Control by Officers. Our officers currently own, directly or indirectly, approximately 48% of the shares outstanding. It is probable that such persons will be able to continue to control the Company, elect all of our directors, increase the authorized capital, dissolve, merge, sell our assets and generally direct our affairs. See "Management," "Principal Shareholders" and "Certain Transactions."

7. Methods of Financing. We may seek to use financing techniques known as "leveraging" whereby purchases of property or construction expenses are financed with relatively low down payments with the remainder of the purchase price or construction expenses financed and secured by mortgages on the purchased property. Although such a technique maximizes the use of available funds, there is also the risk that a down turn in sales or a rise in interest rates could result in a lack of cash flow, inability to pay mortgage payments and a subsequent foreclosure on the property with an ensuing loss to us. Since our properties are highly leveraged, the risk would be increased by such a lack of cash flow.

 8. No Assurance of Public Market. There has been only limited public trading in the securities of our predecessor. There can be no assurance that a regular trading market for our securities will develop or that, if
developed, it will be sustained.   The trading price of the securities could
be subject to wide fluctuations, in response to quarterly variations in our operating results, announcements by us or others, developments affecting us, and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations in recent years. These fluctuations have had a substantial effect on the market prices for many companies, often unrelated to the operating performance of such companies, and may adversely affect the market prices of our securities.

9. No Dividends. We have not paid any cash or other dividends on our Common Stock and do not expect to declare or pay any cash dividends in the foreseeable future.

10. Penny Stock Regulation. If a trading market does develop for our stock, it is likely we will be subject to the regulations applicable to "Penny Stocks". The regulations of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") require additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Commission regulations define a penny stocks to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Unless an exception is available, those regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). In addition, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. Moreover, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to a sale. If our securities become subject to the regulations applicable to penny stocks, the market liquidity for our securities could be severely affected. In such an event, the regulations on penny stocks could limit the ability of broker-dealers to sell our securities and thus the ability of purchasers of our securities to sell their securities in the secondary market.

ITEM 3.  DESCRIPTION OF PROPERTY


The Complex

The Spring Village Apartment complex is a garden-type apartment complex consisting of seven buildings containing 60 one-bedroom units, 49 two-bedroom units and 15 studio units and two garages, located in Sharon Hill, Delaware County, Pennsylvania. Construction features include brick veneer over concrete block exterior walls, wood frame, asphalt shingle gable roofs, aluminum frame windows and sliding patio doors.

Each unit is heated by gas fired hot water baseboard heat. All units have wall mounted air conditioners. The buildings were built in 1966. We believe the quality of construction and current physical condition of the units is average. We are not aware of any material adverse environmental attributes of the property. There were seven inactive underground storage tanks formerly used to store heating oil for the complex. The tanks were not regulated by the State of Pennsylvania, and were removed during 1997 by a qualified environmental engineering firm.

The current assessed value for real estate taxes is $3,378,870 and the real estate taxes paid for 2002 were $99,562. The tax basis as of December 31, 2002 of our buildings and equipment was $3,539,864 and $307,104 respectively, with $2,051,336 in accumulated depreciation. The land has a tax basis of $263,727. Buildings and improvements are depreciated using the straight line method over a 40 year life. Equipment is depreciated using the straight line method over a 10 year life. We own a 31% partnership interest in the Partnership which owns the property. The property has been substantially renovated and we do not anticipate the need for substantial future renovations other than routine replacements. We believe we have adequate insurance coverage.

We plan to make the following capital expenditures during the next two years:

                                          2003            2004
Replace appliances and equipment        $ 36,000       $ 36,000
Building renovations                     100,000         10,000
Grounds, landscaping, other               14,000          4,000
                                        --------       --------
Total                                   $150,000       $ 50,000

Some of the above capital expenditures are funded on an ongoing basis by scheduled additions to and withdrawals from escrow accounts held by the first mortgage holder.

No tenant occupies more than 10% of the leased space. Substantially all leases are for one year or less, and are for residential dwelling units. A thirty day notice is required for termination. Substantially all of the leases expire within one year as is typical for apartment leases.

The prior five year rental history is summarized as follows:

     Gross Potential Rents         Occupancy     Average Annual Rent
Year (Exclusive of other income)   Percentage    per square foot
1998       $797,894                96            $10.18
1999       $813,946                95            $10.39
2000       $840,088                95.5          $10.72
2001       $861,582                95            $11.00
2002       $884,438                95            $11.27

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

As of September 30, 2003, there will be 6,500,000 shares of common stock outstanding. The following table sets forth the pro forma beneficial ownership of the common stock by each beneficial owner of more than 5% of the outstanding shares thereof, by each director, each nominee to become a director and each executive officer named in the Summary Compensation Table and by all executive officers, directors and nominees to become directors of the Company as a group, after the anticipated distribution of Bartram shares to the Gavella shareholders.



Name and Address of        Shares of Common Stock    Outstanding Common Stock
Beneficial Owner           Beneficially Owned (1)    Beneficially Owned


Harry J. Santoro
215 West Main Street
Maple Shade, NJ   08052       1,256,164 (2)                 19.33%

Stephen M. Robinson
172 Tuckerton Road
Medford, NJ   08055           1,010,893 (3)                15.55%

Gavella Corp
215 West Main Street
Maple Shade, NJ   08052         810,000 (4)                12.46%

Robert Supplee
232 E. 9th Avenue
Conshohocken, PA 19428          415,000                     6.38%

James Wherty
3 Wakefield Drive
Medford, NJ   08055             365,500                     5.62%

John Caporaso
168 Forest Road
Moorestown, NJ   08057          355,000                     5.46%


All Directors and
Officers as a group
(2 persons)                   3,077,057 (5)                47.34%


<F1>
  Under the rules of the Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

<F2>
 Includes 75,000 shares held by Donna M. Santoro, wife of Harry J. Santoro.
<F3>
  Includes 341,500 shares held by Theodora T. Robinson, wife of Stephen M. Robinson.

<F4>
  Gavella Corp is a corporation substantively controlled by Harry J. Santoro and Stephen M. Robinson, the President/Treasurer and Vice
President/Secretary, respectively, of the Company.

<F5>
Two persons: Harry J. Santoro and Stephen M. Robinson. Includes the shares beneficially controlled by Stephen M. Robinson and Harry J. Santoro owned by Gavella Corp


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth information with respect to the executive officers, key personnel, directors and nominees to become directors of the
Company:

Name                         Age             Title
Harry J. Santoro, CPA         50             President, Treasurer and
					     Director

Stephen M. Robinson, Esq.     61             Vice President, Secretary and
                                             Director

Harry J. Santoro. Mr. Santoro is 50 years old and holds a Bachelor of Science Degree in Accounting from Drexel University, Philadelphia, PA, where he graduated Summa Cum Laude. He began work in 1975 with Haefele, Van Sciver & Co., a local Certified Public Accounting firm. Three years later he became a Certified Public Accountant and was made a partner in the firm. The firm's name was changed to Haefele, Van Sciver, Santoro & Co. While at the firm he provided tax and financial planning services to individuals and businesses in a wide range of industries, including real estate. He left the firm in 1982 to form a consulting company and to invest in real estate. He is experienced in tax and financial planning, particularly to businesses, related to complex transactions including mergers, acquisitions and securities offerings. He is currently engaged in real estate investments and apartment management as principal and President of H. James Santoro, Inc. as well as the Company.

Stephen M. Robinson. Mr. Robinson, who is 61 years old, is admitted to practice law in the State of New Jersey, and until July 2003, maintained a full time legal practice concentrating on corporations, securities and associated general practice matters. He received a B.A. from Rutgers University in 1964 and a J.D. from Rutgers Law School in 1967. From 1970 to 1973, Mr. Robinson was an assistant county prosecutor for Camden County, New Jersey, and from 1973 to 1978, he was an attorney with the United States Securities and Exchange Commission. He returned to private practice in 1978, and had been continuously involved in the legal aspects of public and private offerings of securities, other '33 Act filings,'34 Act filings for public companies and securities-oriented litigation. In July 2003, he closed his law office and has been concentrating his time on the Company and as a consultant to other companies.

All directors hold office until the next annual meeting of stockholders or the election and qualification of their successors. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.



ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation of the named executive officers for each of the Registrant's last three completed fiscal years.


                                                                      Long Term Compensation
                                                                      ----------------------
                                  Annual Compensation                          Awards             Payouts
                                  -------------------                          ------             -------
                                                       Other                                       Long-
Name and                                               Annual       Restricted        Shares       Term      All other
Principle                                              Compen-        Stock           Underlying  Incentive   compen-
Position       Year     Salary ($)     Bonus ($)      sation ($)     Awards ($)        Options    Plans ($)  sation ($)
---------      ----     ----------     ---------      ----------    -----------       ---------   ---------  ----------
Harry J.       2002       0             0             $72,000(1)        0                    0     0           0
Santoro,       2001       0             0             $72,000(1)        0                    0     0           0
President,     2000       0             0             $62,600(1)        0                    0     0           0
Treasurer


Stephen M.     2002       0             0             $     0(2)         0                   0     0           0
Robinson,      2001       0             0             $15,000(2)         0                   0     0           0
Vice Pres.,    2000       0             0             $12,500(2)         0                   0     0           0
Secretary


-----------------



(1) Includes fees payable to H. James Santoro, Inc. for management and for administrative services rendered, including fees paid by our predecessor, Gavella Corp.

(2) Includes fees payable to Stephen M. Robinson, P.A. as corporate counsel, including fees paid by our predecessor, Gavella Corp.

Employment and Consulting Agreements

There are no employment agreements with the officers of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SVG Properties, L.P. entered into a management agreement with H. James Santoro, Inc., effective August 1, 1992, whereby H. James Santoro, Inc. agreed to manage the Spring Village Apartment complex for a fee equal to 5% of the gross rent of the complex, plus reimbursement of certain expenses. Such agreement, as modified, is currently in effect, and may be terminated when Mr. Santoro and H. James Santoro, Inc. have no remaining obligation or liability related to the agreement with Resource Properties XXIII, Inc. H. James Santoro, Inc. also provides management and administrative services to us. H. James Santoro, Inc. received in 2002 and 2001, respectively, $72,000 and $72,000, for such services. Mr. Santoro owns 100% of H. James Santoro, Inc.

On March 24, 2003, Spring Village Holdings, Inc. sold a 49% limited partnership interest in SVG Properties, L.P. to Harry J. Santoro, our President, Director and largest stockholder, for $50,000. We recorded the $50,000 gain on the sale of this investment as additional paid-in capital. Mr. Santoro also loaned us $15,000 and recast the terms of an $85,000 loan previously advanced by him. As of October 30, 2003, Mr. Santoro owned a 49% limited partnership interest in SVG Properties, L.P.

Until July 2003, Stephen M. Robinson, P.A. rendered legal services to us. Stephen M. Robinson, P.A. was owned by Stephen M. Robinson. Stephen M. Robinson, P.A. received in 2002 and 2001, respectively, $0 and $15,000 for such services.

We currently maintain our principal executive offices in approximately 500 square feet of leased office space at 215 West Main Street, Maple Shade, New Jersey, 08052. Monthly rent under a month to month lease is $800. The building is owned by Harry J. Santoro, our President; however, we believe the terms of the lease are at least as favorable as terms available from non-affiliated third parties.

ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 15,000,000 shares of common stock, par value $.001 per share ("Common Stock"). There are currently 6,500,000 shares of common stock issued and outstanding.

Common Stock

     Holders of shares of Common Stock of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of Common Stock are and will be fully paid and non-assessable, when issued.

       Non-Cumulative Voting

     The Common Stock does not have cumulative voting rights which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. Currently, officers and directors own 47.34% of issued and outstanding common stock of the Company (see Item 4, "Security Ownership of Certain Beneficial Owners and Management.")

Dividends

     There are no limitations or restrictions upon the right of the Board of Directors to declare dividends out of any funds legally available.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     (a) Market Information. There is no public trading market for the common stock of Bartram, and no stock certificates have been distributed to the Bartram shareholders pending notification by the SEC staff that there are no further comments with respect to this Form 10-SB and the coordination of the distribution with the NASD. The common stock of Gavella Corp, the Company's predecessor, was quoted on the OTC Bulletin Board under the symbol "GVLA". However, the market for Gavella common stock was sporadic and thinly traded, and the price range of the common stock has been $.06 to $.20 per share.

     (b) Holders. As of September 30, 2003, there were 6,500,000 shares of common stock outstanding. Subsequent to the anticipated spin-off, there will be approximately 400 holders of record of Bartram common stock. The Company estimates that there will also be at least another 75 shareholders whose stock is held in street name.

     (c) Dividends. Neither Bartram nor its predecessor Gavella has declared or paid any cash dividends on its common stock. Bartram presently, and for the foreseeable future, intends to retain all its earnings, if any, for the development of the Company's business. The declaration and payment of cash dividends in the future will be at the discretion of the Board of Directors, and will depend upon a number of factors, including among others, future earnings, operations, funding requirements, the general financial condition of the Company, and such other factors as the Board of Directors may deem relevant.

     (d) Options.  There are no options outstanding.

     (e) Rule 144 Shares. Upon completion of the anticipated spin-off, 3,515,000 shares will be "restricted" as defined in the Securities Act. Sale of these shares is subject to the restrictions set forth in Rule 144 of the Securities Act. Upon completion of the spin-off, we anticipate that 90,000 shares will have been held for more than one year and will immediately be eligible for sale pursuant to Rule 144. The remaining 3,425,000 restricted shares are expected to qualify for sale under Rule 144 commencing May 20, 2004 and ending September 11, 2004.


ITEM 2.  LEGAL PROCEEDINGS

     No material legal proceedings to which the Company or any of its property is subject are pending, nor to the knowledge of the Company are any such legal proceedings threatened.




ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND  FINANCIAL DISCLOSURE

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

None


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The by-laws of the Company provide that every person who is or was a director or officer, employee or agent of the Company, or any person who serves or has served in any capacity with any other enterprise at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law. The Company shall indemnify the persons listed above against all expenses and liabilities reasonably incurred by or imposed on them in connection with any proceedings to which they have been or may be made parties, or any proceedings in which they may have become involved by reason of being or having been a director or officer of the Company, or by reason of serving or having served another enterprise at the request of the Company, whether or not in the capacities of directors or officers of the Company at the time the expenses or liabilities are incurred.

                                    PART F/S

         The following financial statements are filed as part of this registration statement on Form 10-SB.


      BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY

Report of Independent Accountants

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated Statements of Operations and deficit for the years ended December 31, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001

Notes to Financial Statements


      BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY


Consolidated Balance Sheets as of June 30, 2003 and 2002 (unaudited)

Consolidated Statements of Operations and deficit for the six months ended June 30, 2003 and 2002 (unaudited)

Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and 2002 (unaudited)

Notes to Financial Statements

                             PART III


ITEM 1.  INDEX TO EXHIBITS

(a) Exhibits

Exhibit No.         Description of Document


3.01      Articles of Incorporation of Bartram Holdings, Inc. dated
          September 29, 2003

3.02      By-laws of Bartram Holdings, Inc.

10.01 Agreement and Plan for Corporate Separation between Gavella Corp., Spring Village Holdings, Inc. and Bartram Holdings, Inc.

10.02     Agreement with Resource Properties XXIII, Inc.

10.03     Apartment Management Agreement

10.04     Fourth Amended and Restated Partnership Agreement of S.V.G.
          Properties, L.P.

10.05 First Amendment to the Fourth Amended and Restated Partnership Agreement of S.V.G. Properties, L.P.

10.06 Second Amendment to the Fourth Amended and Restated Partnership Agreement of S.V.G. Properties, L.P.

10.07 Third Amendment to the Fourth Amended and Restated Partnership Agreement of S.V.G. Properties, L.P.

10.08 Fourth Amendment to the Fourth Amended and Restated Partnership Agreement of S.V.G. Properties, L.P.

10.09 Fifth Amendment to the Fourth Amended and Restated Partnership Agreement of S.V.G. Properties, L.P.

21.1      List of Subsidiaries of Registrant

23.01     Consent of Haefele, Flanagan & Co., P.C.

31.1 Sarbanes-Oxley Certification of Chief Executive Officer/Chief Financial Officer

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BARTRAM HOLDINGS, INC.

                                   /s/ Harry J. Santoro

                                   By:  Harry J. Santoro, President
Date: October 30, 2003

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


TABLE OF CONTENTS


                                                              Page


Independent Auditors' Report                                   F-1

Consolidated Financial Statements
  Consolidated Balance Sheets                                  F-2
  Consolidated Statements of Operations and Deficit            F-3
  Consolidated Statements of Cash Flows                        F-4 - F-5
  Notes to Consolidated Financial Statements                   F-6 - F-17

       BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY

              CONSOLIDATED FINANCIAL STATEMENTS

                 DECEMBER 31, 2002 AND 2001

















INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Bartram Holdings, Inc. (Predecessor) and Subsidiary
Maple Shade, New Jersey


We have audited the accompanying consolidated balance sheets of BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY as of December 31, 2002 and 2001, and the related statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                              HAEFELE, FLANAGAN & CO.,  P.C.

Moorestown, New Jersey
October 24, 2003

       BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
                 CONSOLIDATED BALANCE SHEETS
                 DECEMBER 31, 2002 AND 2001


                           ASSETS
                                               2002             2001
                                              ------          --------

Rental property, net                         $3,079,455       $3,126,449
Cash                                             80,824           83,557
Cash held in escrow                              44,493           59,241
Accounts receivable, net of allowance
 for doubtful accounts of $4,000 and $8,068      30,791           24,154
Prepaid expenses                                 61,655           58,829
Deferred financing costs, net                    40,970           49,611
                                             ----------       ----------
     Total Assets                            $3,338,188       $3,401,841
                                             ==========       ==========

                      LIABILITIES AND DEFICIT

Liabilities
  Mortgage notes payable                     $3,231,844       $3,276,513
  Notes payable                                 310,500          250,000
  Accrued interest                               22,035           22,342
  Accounts payable                               13,951            8,207
  Accrued expenses                               61,737           79,136
  Security deposits payable                      74,597           80,099
  Other liabilities                              10,127           33,252
                                             ----------       ----------
         Total Liabilities                    3,724,791        3,749,549

Minority Interest                                  -0-              -0-

Deficit                                       (386,603)         (347,708)
                                             ----------       ----------
     Total Liabilities and Deficit          $3,338,188       $3,401,841
                                            ===========       ==========

See accompanying notes to the financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.

       BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
      CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
       FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                              2002           2001
                                            ------          --------

Revenues
  Rental real estate                       $876,609        $856,157
                                           --------        --------
     Total revenues                         876,609         856,157

Operating expenses
  Administrative expenses                   244,461         247,347
  Utilities expense                         118,307         121,407
  Operating and maintenance                  92,853         105,176
  Taxes and insurance                       137,787         134,839
  Depreciation and amortization             132,583         122,533
                                           --------        --------
     Total operating expenses               725,991         731,302
                                           --------        --------
Operating income                            150,618         124,855

Other income (expense)
  Interest income                             1,015           1,655
  Interest expense                         (302,028)       (305,033)
  Sewer tax assessment                          -0-        ( 64,984)
                                           --------        --------
      Total other income (expense)         (301,013)       (368,362)
                                           --------        --------
Net loss                                   (150,395)       (243,507)

Accumulated deficit - beginning            (307,708)       (368,451)

Contributed additional capital              111,500         264,250
                                           --------        --------

Accumulated Deficit - ending              $(368,603)      $(347,708)
                                           ========        ========

Basic net loss per share (Note 1 and 3)
  Basic - Pro Forma                       $    (.02)       $   (.04)
                                           ========        ========
Average   number  of  common   shares
outstanding -
 Basic - Pro Forma                        6,500,000       6,500,000
                                          =========       =========


See accompanying notes to the financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.

       BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                               2002         2001
                                               ----         ----
Cash flows from operating activities:
  Net loss                                 $(150,395)   $(243,507)
   Adjustments to reconcile net loss
    to net cash used in
      operating activities:
     Depreciation and amortization           132,583      122,533
     Bad debt provision                      ( 4,068)       8,068

    (Increase) decrease in:
      Accounts receivable                    ( 2,569)     (16,834)
      Prepaid expenses                       ( 2,826)     ( 5,335)
      Cash held in escrow                     14,748      (22,119)

     Increase (decrease) in:
      Accounts payable                         5,744        3,077
      Accrued interest                       (   307)     (19,127)
      Accrued expenses                       (17,399)      62,974
      Other liabilities                      (23,125)      21,596
      Security deposits payable              ( 5,502)       3,134
                                             -------      -------
Net cash used in operating activities       ( 53,116)    ( 85,540)
                                             -------      -------
Cash flows from investing activities:
 Purchases of property and equipment         (46,948)     (23,509)
                                             -------      -------

Net cash used in investing activities        (46,948)     (23,509)
                                             -------      -------
Cash flows from financing activities:
 Repayment of mortgage  notes payable        (44,669)     (41,136)
  Proceeds from notes payable                 60,000      128,000
  Payments on notes payable                  (29,500)    ( 53,000)
  Contributed additional capital             111,500       74,250
                                             -------      -------
Net cash provided by financing activities     97,331      108,114
                                             -------      -------
Decrease in cash                             ( 2,733)    (    935)

Cash, beginning                               83,557       84,492
                                             -------      -------
Cash, ending                                 $80,824      $83,557
                                             =======      =======


See accompanying notes to the financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.

      BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
      CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
       FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

                                                2002        2001

Cash paid for interest                       $302,585  $ 324,160
                                             ========    =======


Non-cash  investing and financing
 activities:
                                                2002        2001

    Purchases of property and equipment     $ 76,948    $ 23,509
    Debt incurred                            (30,000)          0
                                             --------    -------
      Cash paid for purchase of
       property and equipment               $ 46,948    $ 23,509
                                             ========    =======

Non-cash financing activities:

In December 2002, the $200,000 note payable to an affiliated company was assigned to related individuals.










See accompanying notes to the financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.

 BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 1 - Organization and Basis of Presentation

     On September 29, 2003, Bartram Holdings, Inc. ("Bartram") was formed for the purpose of effectuating a spin-off of the real estate operations of Gavella Corp. ("Gavella"). Through its subsidiaries, Gavella is engaged in two lines of business: owning and operating income-producing real estate, and the Company also makes equity investments in small private companies with well defined growth plans and provides consulting services and assistance in implementing their business plans.

     On  September 30, 2003, Gavella transferred all
of the assets and liabilities of its 100% wholly owned subsidiary, Spring Village Holdings, Inc. plus a $350,000 promissory note from SVG Properties, L.P. to Bartram in exchange for 6,500,000 shares at $.001 par value Bartram common stock.

     The accompanying consolidated financial statements are for the periods prior to the spin off and include only the assets and liabilities contributed by Gavella as described above. These financial statements have been prepared using Gavella's historical basis of the assets and liabilities and the historical results of operations and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission applicable for subsidiaries to be spun off. These rules stipulate that statements shall be prepared as if the entity had existed prior to the existence of the new company. Such statements are not those of a real entity, but describe a hypothetical "accounting predecessor" to Bartram Holdings, Inc. The financial statements presented include the operations of the Company's predecessor prior to the spin-off, and have been accounted for in a manner similar to that of a pooling of interests.

     In management's opinion, the accompanying consolidated financial statements include all common and corporate level expenses incurred on behalf of the accounting predecessor by Gavella. Management has allocated such expenses based on its best estimate of actual time and effort expended for the benefit of Bartram Holdings, Inc., and believes such allocation to be reasonable. Additional corporate overhead expenses of $81,000 per year have been allocated to Bartram and are included in administrative expenses in the accompanying consolidated statement of operations and deficit with the offsetting credit amount reflected as contributed additional capital.

Net loss per Share - Pro Forma

      Net loss per share has been computed giving effect to the issuance of 6,500,000 shares of Bartram Holdings, Inc.
for Gavella's investment in Spring Village Holdings, Inc. Accordingly, weighted average common shares outstanding have been computed based on the hypothetical shares outstanding of Bartram Holdings, Inc. for the respective period. Calculated earnings per share may not be representative of earnings per share subsequent to the transfer of the assets and liabilities from Gavella since the level of other

 BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 1 - Organization and Basis of Presentation (Continued)

Net loss per Share - Pro Forma (Continued)

expenses incurred by Bartram Holdings, Inc. may be higher than was incurred on a historical basis.


Note 2 - Nature of Operations

     The  assets  acquired by Bartram were Gavella's  wholly
owned   subsidiary,  Spring  Village  Holdings,  Inc.    The
following discussion includes the business of the subsidiary and incorporates the prior activities of Gavella.

     The Company has, through its wholly owned subsidiary, Spring Village Holdings, Inc., an 80% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments), which owns a 124 unit residential apartment complex in Sharon Hill, Pennsylvania. Spring Village Holdings, Inc. directly manages the business activities of the partnership. The Company's 80% partnership interest is comprised of a 4.5% general partnership interest and 75.5% limited partnership interest. The remaining 20% limited partnership interests are held by unrelated individuals. The terms of the partnership agreement provide that ownership of capital and allocation of net profits or losses and distributions of cash flow are to be in proportion to each partner's interest.


Note 3 - Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of Bartram Holdings, Inc., and its wholly owned subsidiary, Spring Village Holdings, Inc. Spring Village Holdings, Inc. is the sole general partner of SVG Properties, L.P. and completely controls the partnership. Accordingly, the accounts of Spring Village Holdings, Inc. include its 80% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments). All significant intercompany transactions and accounts have been eliminated.

 BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note  3 -  Summary   of  Significant  Accounting   Policies
(Continued)

Principles of Consolidation (Continued)

For financial reporting purposes, the assets, liabilities, results of operations and cash flows of the partnership are included in the Company's consolidated financial statements. The outside investors' limited partnership interests have been reflected as minority interests.


Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Rental Real Estate Revenues

      Rental real estate revenues include rental income and fees earned from tenants for late charges, laundry income and other housing related services. Tenant fees for the years ended December 31, 2002 and 2001 were $36,271 and $36,703.

      The Company earns rental income under operating lease agreements with tenants. Rental income is recognized on a straight-line basis over the applicable lease term. The associated fees and other income are recognized as earned.


Rental Property

      Rental property is recorded at cost. Depreciation is provided using the straight-line method over its estimated useful life. The estimated useful lives of the major classes of rental property, as determined by the Company's management, are as follows: buildings and improvements - 40 years, building equipment - 10 years, office equipment - 5 years, transportation equipment - 5 years, furniture and fixtures - 3 years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 3 - Summary of Accounting Policies (continued)

Rental Property (Continued)

The Company reviews the carrying value of the rental property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. Based on these reviews, there were no adjustments to the carrying value of long-lived assets for the years ended December 31, 2002 and 2001.


Cash Held in Escrow

     Cash held in escrow includes amounts held by the lender
to  provide  funds  necessary  for  the  payment  of  taxes,
insurance,   replacements   and  other   specified   capital
expenditures of the Spring Village Apartments.


Deferred Financing Costs

      Deferred financing costs, consisting primarily of debt issue costs, are amortized using the straight-line method over ten years, the term of the related debt. Amortization expense for the years ended December 31, 2002 and 2001 was $8,641 and $8,640. Accumulated amortization as of December 31, 2002 and 2001 was $45,361 and $36,720.


Security Deposits Payable

      Security deposits payable represent amounts received from tenants and are included in cash on the accompanying balance sheets. As of December 31, 2002 and 2001, the tenant security deposits are fully funded. Tenant security deposits are guaranteed by a stockholder.


Advertising

      The Company expenses all advertising as incurred. Direct response advertising for which future economic benefits are probable and specifically attributable to the advertising is not material. Advertising expense for the years ended December 31, 2002 and 2001 was $12,517 and $14,032.
                              F-9

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 3 -  Summary of Significant Accounting Policies (continued)

Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method prescribed by SFAS No. 109, a deferred tax asset or liability is determined based on differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, it is more likely than not, that some or all of the deferred tax assets will not be realized.


Net loss per Share

      Basic net loss per share is computed on the basis of the weighted average number of shares outstanding each period and excludes any dilutive effects of options, warrants, and convertible securities. Dilutive earnings per share is computed giving effects to dilutive stock equivalents. The Company had no potential common shares at December 31, 2002 and 2001.


Fair Value

      The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued expenses and debt. The carrying amounts of the Company's financial instruments, excluding debt, approximate fair value due to the short maturity of these instruments. The Company's debt approximates fair value based on borrowing rates currently available to the Company.


Recently Issued Accounting Pronouncements

     Effective January 1, 2002, the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of this standard did not have a significant effect on the Company's financial statements.

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note   3   -  Summary  of  Significant  Accounting  Policies (continued)

Recently Issued Accounting Pronouncements (continued)

     In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4,44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be classified as extraordinary items. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with early adoption permitted. The Company does not expect the adoption of this standard to have a significant impact on its financial statements.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."
This standard nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including
Certain Costs Incurred in a Restructuring)." This standard requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. SFAS No. 146 is effective after December
31, 2002. The Company does not expect the adoption of this standard to have a significant impact on its financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The adoption of this standard did not have a significant effect on the Company's financial statements.


Statement of Cash Flows

      For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a term to maturity of three (3) months or less at the time of acquisition to be cash equivalents.

       BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 4 - Rental Property

     Rental property at December 31, 2002 and 2001 consisted of the following:

                                        2002      2001
                                       ------    ------

     Land                           $ 292,792   $292,792
     Building and improvements      3,244,676  3,221,527
     Building equipment               169,234    146,556
     Office equipment                  31,625     31,625
     Transportation equipment          48,868     42,428
     Furniture and fixtures             5,180      5,180
                                    ---------  ---------
                                    3,792,375  3,740,108
     Less accumulated depreciation  ( 712,920)  (613,659)
                                    ---------  ---------
     Rental property, net          $3,079,455 $3,126,449
                                   ========== ==========


     Depreciation expense for the periods ended December 31, 2002 and 2001 was $123,942 and $113,893.


Note 5 - Cash Held in Escrow

      Cash  held  in  escrow at December 31, 2002  and  2001
consisted of the following:

                                        2002      2001

     Mortgage escrow deposits       $   36,467   $43,208
     Reserve fund for replacements       8,026    16,033
                                     ---------  ---------
                                    $   44,493   $59,241
                                    ==========  =========

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 6 - Mortgage Notes Payable

     Mortgage notes payable at December 31, 2002 and 2001
consisted of the following:
                                               2002       2001
                                             -------    -------
Mortgage  note  payable  to   First
Union National Bank in monthly
installments  of $17,962 including
interest  at 7.78%, due  October 2007,
secured by first   mortgage on rental
property, assignment of leases, rents
and   security deposits, substantially
all assets of a subsidiary, and a
limited payment and  performance guaranty
of a stockholder                                $2,366,685    $2,396,818


Mortgage note payable to Resource Properties, Inc. ("RPI") in monthly installments of $7,964 including interest at 9.28%, (or 100% of the subsidiary's net cash flow, as defined in the agreement, if less), due October 2022, secured by second mortgage on rental property and the common stock of a subsidiary

                                                   865,159       879,695
                                                ----------     ---------
                                                $3,231,844    $3,276,513
                                                ==========     =========

     RPI was granted an option to purchase the rental property for $1.00 subject to the first and second mortgages in the event of default.

      Maturities of mortgage notes payable as of December 31, 2002 are as follows:

             2003                        $     48,506
             2004                              52,676
             2005                              57,207
             2006                              62,131
             2007                           2,242,892
             Thereafter                       768,432
                                            ---------
                                           $3,231,844
                                           ==========

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 7 - Notes Payable

     Notes payable at December 31, 2002 and 2001 consists of the following:

                                                 2002       2001
                                              ---------   ---------
Note  payable to related party  with
interest at 12% due December 2004,
unsecured                                        $   -0-   $150,000

Note payable to stockholder/director
in monthly payments of $1,875 (or
net  cash flow after all debt
service of a subsidiary, if less),
bears interest at 12%
due January 2006, unsecured                       85,000    100,000

Note payable to stockholder/director
in monthly payments  of $500 plus
interest, bears interest at
10.75% secured by automobile, due
April 2007                                        25,500       -0-

Note payable to stockholder/director
in monthly interest payments of $500
(or net cash flow after all
debt  service,  if  less)  bears
interest at 12%, due
January 1, 2008                                  100,000       -0-

Note payable to
stockholder/director in monthly
interest payments of $500 (or net
cash flow after all
debt  service,  if  less)  bears
interest at 12%, due
January 1, 2008, unsecured                       100,000       -0-
                                                ---------  --------
                                                $310,500   $250,000
                                                =========  ========


     Interest expense paid to stockholders and related parties in 2002 and 2001 was $35,894 and $35,437.

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 8 - Income Taxes

      The Company's provision for income taxes for the years ended December 31, 2002 and 2001 consists of the following:

                            2002      2001
                           ------    ------
          Current
              Federal     $  -0-     $ -0-
              State          -0-       -0-
           Deferred          -0-       -0-
                            ----      ----
                          $  -0-     $ -0-
                           ======    ======

      The income tax provision for continuing operations varied from the federal statutory tax rate as follows for each year:
                                     2002          2001
                                   -------       -------

          U.S. Statutory Rate      (   15%)       ( 15%)
          State income taxes       (    9%)       (  9%)
          Valuation allowance          24%          24%
                                   -------        ------
                                        0%           0%
                                   =======        ======

     Deferred income taxes (benefit) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the tax effects of net operating losses that are available to offset future taxable income. Significant components of the Company's deferred tax assets at December 31, 2002 and 2001 are as follows:

                                    2002        2001
                                    ----        ----

          Net operating loss
            carryforwards         $231,180   $  199,590
          Valuation allowance     (231,180)    (199,590)
                                 ---------    ---------
                                  $  -0-     $     -0-
                                 =========    =========

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 8 - Income Taxes (continued)

     Based on the Company's history of recurring losses, there is uncertainty as to the realization of the net operating loss carryforwards. Accordingly, a valuation allowance has been provided for those deferred tax assets which management believes it is more likely than not that the tax benefit will not be realized. At December 31, 2002, the Company has approximately $963,750 of net operating loss carryforwards to offset future taxable income for both federal and state income tax purposes, expiring in various years through 2021 for federal purposes and 2008 for state purposes.


Note 9 - Other Expense

      During the year ended December 31, 2001, the Company was notified by the township that the township had under billed for sewer taxes in prior years, and assessed a one-time sewer tax of $64,984, which is payable at $16,246 per year for four years through 2005. The assessment is reflected as other expense in the accompanying statement of operations for the year ended December 31, 2001. As of December 31, 2002 and 2001, $48,737 and $64,984 are included in accrued expenses.


Note 10 - Related Party Transactions

Management and Other Fees

     A company, which is owned by a
stockholder/officer/director, provides certain management and administrative services to the Company. Management and other fees for the years ended December 31, 2002 and 2001 were $72,000 and $72,000, respectively.


Legal Fees

A law firm, which is owned by a
stockholder/officer/director     provides     legal      and
administrative services to the Company. Legal fees for the years ended December 31, 2002 and 2001 were $-0- and $15,000, repectively.

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


Note 10 - Related Party Transactions, (Continued)

Leases

     The Company leases its office space from a company that is owned by a stockholder/officer/director. Monthly rental payments are $800 per month. Rent expense for the years ended December 31, 2002 and 2001 was $9,600.

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 3002 AND 2002


TABLE OF CONTENTS


                                                            Page

Unaudited Financial Statements                               F-1A

Consolidated Financial Statements
  Consolidated Balance Sheets                                F-2A
  Consolidated Statements of Operations and Deficit          F-3A
  Consolidated Statements of Cash Flows                      F-4A - F-5A
Notes to Consolidated Financial Statements                   F-6A - F-7A

      BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY

              CONSOLIDATED FINANCIAL STATEMENTS

                   JUNE 30, 2003 AND 2002

                         (UNAUDITED)










                 Unaudited Financial Statements






      The consolidated balance sheet as of June 30, 2003 and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the six months ended June 30, 2003 and 2002, and the related information contained in the Notes to Consolidated Financial Statements have been prepared by management without audit. In the opinion of management, all accruals (consisting of normal
recurring  accruals),   which   are necessary for a fair
presentation of financial position and results of operations for such periods, have been made. Results for an interim period should not be considered as indicative of results for a full year.
















                                 F-1A

            BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
                       CONSOLIDATED BALANCE SHEETS
                   JUNE 30, 2003 AND JUNE 30, 2002
                              (Unaudited)

                                  ASSETS
                                                  June 30,          June 30,
                                       		    2003            2002
                                               -----------        -----------
Rental property, net                           $ 3,101,665        $ 3,119,506
Cash                                                92,948             88,135
Cash held in escrow                                 89,353             60,431

Accounts receivable, net of
  allowance for doubtful accounts
  of $2,000 and $1,000                               8,858             29,078
Prepaid expenses                                    37,263             36,047
Deferred financing costs, net                       36,651             45,841
                                               -----------        -----------
    Total Assets                               $ 3,366,738        $ 3,379,038
                                               ===========        ===========

                          LIABILITIES AND DEFICIT

Liabilities
  Mortgage notes payable                       $ 3,208,091        $ 3,254,639
  Notes payable - related party                    323,500            308,500
  Accrued interest                                  28,035             22,342
  Accounts payable                                     850              2,629
  Accrued expenses                                  61,331             81,464
  Security deposits payable                         88,377             79,574
  Other liabilities                                  8,944             13,928
                                               -----------        -----------
     Total Liabilities                           3,719,128          3,763,076
                                               -----------        -----------

Minority interest                                      -                   -
                                               -----------        -----------
Deficit                                        (   352,390)        ( 384,038)
                                               -----------        -----------
Total Liabilities and Deficit                   $3,366,738        $ 3,379,038
                                               ===========        ===========

See accompanying notes to the financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.

                                 F-2A

           BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
             FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
                              (Unaudited)

                                           2003            2002
                                                 -----------      -----------
Revenues
  Rental real estate                               $ 441,084      $   457,649
                                                 -----------      -----------
    Total revenues                                   441,084          457,649

Operating expenses
  Administrative expenses                            134,374          129,894
  Utilities expense                                   77,294           66,927
  Operating and maintenance                           69,924           42,261
  Taxes and insurance                                 78,319           73,879
  Depreciation and amortization                       68,088           62,088
                                                 -----------      -----------
     Total operating expenses                        427,999          375,049
                                                 -----------      -----------

Operating income                                      13,085           82,600
                                                 -----------      -----------
Other income (expense)
  Interest income                                        224              507
  Interest expense                              (    150,596)    (   150,937)
                                                 -----------      -----------
      Total other income (expense)              (    150,372)   (    150,430)
                                                 -----------      -----------
Net loss                                        ( $  137,287)   (  $  67,830)


Accumulated deficit - beginning                 (    386,603)    (   347,708)

Contributed additional capital                       171,500          31,500
                                                 -----------      -----------
Accumulated deficit - ending                    ( $  352,390)   (  $ 384,038)
                                                 ===========      ===========


Basic net loss per share (Note 1 and
 3) - Pro Forma
  Basic - Pro Forma                             ($      .02)     ($      .01)
                                                 ===========      ===========

Average number of common shares outstanding -
  Basic - Pro Forma                                6,500,000        6,500,000
                                                 ===========      ===========

See accompanying notes to the financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.

                                 F-3A

            BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
                               (Unaudited)

                                           2003            2002
                                                 -----------     -----------
Cash flows from operating activities:
  Net loss                                       ($  137,287)      ($ 67,831)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation                                      68,088          62,088
    Bad debt provision                            (    2,000)      (   7,068)

    (Increase) decrease in:
      Accounts receivable                             23,933           2,144
      Prepaid expenses                                24,392          22,782
      Cash held in escrow                         (   44,860)      (   1,190)

     Increase (decrease) in:
      Accounts payable                            (   13,101)      (   5,578)
      Accrued interest                                 6,000             -0-
      Accrued expenses                            (      406)          2,328
      Other liabilities                           (    1,183)      (  19,324)
      Security deposits payable                       13,780       (     525)
                                                 -----------     -----------
Net cash used in operating activities             (   62,644)      (  12,173)
                                                 -----------     -----------
Cash flows from investing activities:
  Purchases of property and equipment           (     85,979)     (   21,375)
                                                 -----------     -----------
Net cash used in investing activities           (     85,979)     (   21,375)
                                                 -----------     -----------
Cash flows from financing activities:
  Repayment of mortgage notes payable           (     23,753)    (    21,874)
  Proceeds from notes payable                         20,000          40,000
  Payments on notes payable                     (      7,000)    (    11,500)
  Contributed additional capital                     171,500          31,500
                                                 -----------     -----------
Net cash provided by financing activities            160,747          38,126
                                                 -----------     -----------
Increase in cash                                      12,124           4,578

Cash, beginning                                       80,824          83,557
                                                 -----------     -----------
Cash, ending                                      $   92,948       $  88,135
                                                 ===========     ===========



See accompanying notes to the financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.

                                 F-4A
                  BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
             FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
                            (Unaudited)


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
                                          2003           2002
                                        --------       ---------
 Cash paid for interest                 $144,596       $150,937
                                        ========       ========


 Non-cash investing and financing activities:
                                          2003               2002
                                        --------          ---------
    Purchase of property and equipment  $ 85,979         $   51,375

    Debt incurred                           -0-           (  30,000)
                                        --------          ---------
    Cash paid for purchases of property
      and equipment                     $ 85,979         $   21,375
                                        ========          =========




See accompanying notes to the financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.
                                    F-5A

 BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002
(Unaudited)

Note 1 - Organization and Basis of Presentation

     On September 29, 2003, Bartram Holdings, Inc. ("Bartram") was formed for the purpose of effectuating a spin-off of the real estate operations of Gavella Corp. ("Gavella"). Through its subsidiaries, Gavella is engaged in two lines of business: owning and operating income-producing real estate, and the Company also makes equity investments in small private companies with well defined growth plans and provides them assistance in implementing their business plans.

     On September 30, 2003, Gavella intends to transfer all of the assets and liabilities of its 100% wholly owned subsidiary, Spring Village Holdings, Inc. to Bartram in exchange for 6,500,000 shares at $.001 par value Bartram common stock.

     The accompanying consolidated financial statements are for the periods prior to the spin-off and include only the assets and liabilities contributed by Gavella as described above. These financial statements have been prepared using Gavella's historical basis of the assets and liabilities and the historical results of operations and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission applicable for subsidiaries to be spun off. These rules stipulate that statements shall be prepared as if the entity had existed prior to the existence of the new company. Such statements are not those of a real entity, but describe a hypothetical "accounting predecessor" to Bartram Holdings, Inc. The financial statements presented include the operations of the Company's predecessor prior to the spin-off, and have been accounted for in a manner similar to that of a pooling of interests.

     In management's opinion, the accompanying consolidated financial statements include all common and corporate level expenses incurred on behalf of the accounting predecessor by Gavella. Management has allocated such expenses based on its best estimate of actual time and effort expended for the benefit of Bartram Holdings, Inc., and believes such allocation to be reasonable. Additional corporate overhead expenses of $40,500 for the six months ended have been allocated to Bartram and are included in administrative expenses in the accompanying consolidated statement of operations and deficit with the offsetting credit amount reflected as contributed additional capital.


Note 2 - Nature of Operations

     The  assets  acquired by Bartram were Gavella's  wholly
owned   subsidiary,  Spring  Village  Holdings,  Inc.    The
following discussion includes the business of the subsidiary and incorporates the prior activities of Gavella.

                                    F-6A

BARTRAM HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002
(Unaudited)

Note 2 - Nature of Operations (Continued)

     The Company has, through its wholly owned subsidiary, Spring Village Holdings, Inc., an 31% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments), which owns a 124 unit residential apartment complex in Sharon Hill, Pennsylvania. Spring Village Holdings, Inc. directly manages the business activities of the partnership. The Company's 31% partnership interest is comprised of a 4.5% general partnership interest and 26.5% limited partnership interest. Harry J. Santoro, the Company's President and a Director, owns a 49% limited partnership interest. The remaining 20% limited partnership interests are held by unrelated individuals. The terms of the partnership agreement provide that ownership of capital and allocation of net profits or losses and distributions of cash flow are to be in proportion to each partner's interest.


Note 3 - Summary of Significant Accounting Policies

     The  summary  of  significant  accounting  policies  is
included   in  the  notes  to  the  consolidated   financial
statements for the years ended December 31, 2002 and 2001, which were audited and appear in the Form 10-SB.

Note 4 - Unaudited Financial Statements

      The consolidated balance sheet as of June 30, 2003 and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the six months ended June 30, 2003 and 2002, and the related information contained in these notes have been prepared by management without audit. In the opinion of management, all accruals (consisting of normal recurring accruals), which are necessary for a fair presentation of financial position and results of operations for such periods, have been made. Results for an interim period should not be considered as indicative of results for a full year.

Note 5 - Stockholders' Equity

      During the six months ended June 30, 2003, Spring Villages Holdings, Inc. sold 65% of its limited partnership interest in SVG Properties, LP to an officer/stockholder/director of the Company for $50,000. The Company recorded the $50,000 gain on sale of investment as additional paid-in capital. The officer/stockholder/director also loaned the Company $15,000 and recast the terms of an $85,000 loan previously advanced by him.





                                    F-7A